Exhibit (a)(1)(G)

Notice to Eligible Employees Regarding Expiration of Offer Period

To:	Eligible Employees

From:	FluidigmExchange@equitybenefits.com

Date:	[September 20, 2017]

Subject:	Expiration of Fluidigm’s Stock Option Exchange Program

As of [9:00 p.m. U.S. Pacific Time on September 20, 2017], we closed the Fluidigm Corporation (“Fluidigm”) Offer to Exchange Certain Outstanding Options for New Awards (the “offer”). If you were an eligible employee of the offer who properly elected to participate in the offer by exchanging some or all of your eligible option grants in the offer and did so on or before the expiration of the offer, your elected eligible option grants have been accepted for participation in the offer. Such options have been cancelled and you no longer have any rights with respect to those options. You have been granted restricted stock units in exchange for your cancelled options, in accordance with the terms and conditions of the offer, except that if you are an eligible employee with a title of Vice President or above or an eligible employee who resides in or whose principal work location is in Canada, you have been granted new options in exchange for your cancelled options, in accordance with the terms and conditions of the offer.

As described in the offer documents, you will receive award agreement(s) for your new restricted stock units or options, as applicable, that have been granted to you in the offer in exchange for your properly tendered and cancelled options.

If you have any questions, please contact Varaprasad Gedipudi by email at stockoptionexchange@fluidigm.com or by phone at +1-408-582-4544.